FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



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1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      6. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
ELDER,        JEFFREY                   /        ITEX CORPORATION                 /          -x-  Director      ---    10% Owner
(Last)        (First)    (Middle)       /           ("ITEX")                      /          ---  Officer       ---    Other
                                        /                                         /          (give title below) (specify below)
                                        /                                         /
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        / 3. I.R.S.             4. Statement for  /
                                        /  Identification          (Month/Year)   /
                                        /  Number of Reporting                    /
                                        /  Person, if an              01/2002     /
----------------------------------------/  Entity                -----------------/
                                        /  (Voluntary)                            /
  c/o ITEX CORPORATION                  /                                         /
  3400 COTTAGE WAY                      /       --                                /        7.   Individual or Joint/Group Filing
                                        /                       5. If Amendment,  /            (Check Applicable Line)
--------------------------------------- /                        Date of Original /        -x-  Form filed by one Reporting Person
(Street)                                /                         (Month/Year)    /        ---  Form filed by More than One
--------------------------------------- /                                         /             Reporting Person
                                        /   --------------------------------------/
SACRAMENTO              CA      95825                                          /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
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          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4)
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 COMMON
 STOCK       01/17/02         A              105,000       A             $.09          172,200              D               N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
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  Title   / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title      /Price of / Number /  Ownership / Nature of
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4)
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      /         /  ties  / or Indirect/
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /         /Benefic-/ (Instr. 4) /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /
          /           /        /------------------------------------------------------/         /end of  /            /
          /           /        /Code/ V /  (A)  /(D)/ Date   /  Expir-/ Title /Amount /         / Month  /            /
          /           /        /    /   /       /   / Exer-  /  ation /       / of    /         / Instr. /            /
          /           /        /    /   /       /   / cisable/  Date  /       /shares /         /   4    /            /
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Options       $.09     01/17/02  A    V  15,000     01/17/02  01/17/07 Common  15,000   ------    65,000       D           N/A
to                                                                     Stock
Purchase
Common
Stock
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Explanation of Responses:



**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
Violations.

                                                                                /S/ JEFFREY ELDER                        2/7/02
                                                                                --------------------------------         -----------
                                                                                Jeffrey Elder                            Date

 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.